Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-169327

March 8, 2012

BE Aerospace, Inc.

Pricing Term Sheet

$500,000,000 5.250% Senior Notes due 2022

Issuer:		BE Aerospace, Inc.
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$500,000,000
Gross Proceeds:		$500,000,000
Net Proceeds to Issuer
(before expenses):		$491,250,000
Coupon:		5.250%
Maturity:		April 1, 2022
Offering Price:		100.000%
Yield to Maturity:		5.250%
Spread to Treasury:		+324 basis points
Benchmark:		UST 2.000% due February 15, 2022
Interest Pay Dates:		April 1 and October 1
Beginning:		October 1, 2012
Equity Clawback:		Up to 35% at 105.250%
Until:		April 1, 2015
Optional redemption:		Make-whole call @ T+50bps prior to April 1, 2017, then:
		On or after:	Price:
		April 1, 2017	102.625%
		April 1, 2018	101.750%
		April 1, 2019	100.875%
		April 1, 2020 and thereafter	100.000%
Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		March 8, 2012
Settlement Date:	(T+3)	March 13, 2012
CUSIP:		055381AS6
ISIN:		US055381AS68
Denominations:		$2,000 x $1,000
Bookrunners:		Credit Suisse Securities (USA) LLC
		J.P. Morgan Securities LLC
		Citigroup Global Markets, Inc.
		Goldman, Sachs & Co.
		UBS Securities LLC
Co-Managers:		Jefferies & Company, Inc.
		Morgan Stanley & Co. LLC
		RBC Capital Markets, LLC
		SunTrust Robinson Humphrey, Inc.
		Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC, toll-free at 1-800-245-8812, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

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